FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of JUNE 2005

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                  (Exact name of registrant's name in English)

              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (416) 815-1771
                         (Registrant's telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X|     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of JUNE 30, 2005. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                               JUNE 2005 AND 2004
                         (EXPRESSED IN CANADIAN DOLLARS)

                                   (UNAUDITED)

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)


                             JUNE 30, 2005 AND 2004

                         (EXPRESSED IN CANADIAN DOLLARS)

                                   (UNAUDITED)


                                    CONTENTS


                                                                            PAGE


Consolidated Financial Statements:

    Consolidated Balance Sheets                                              2

    Consolidated Statements of Deficit                                       3

    Consolidated Statements of Operations                                    4

    Consolidated Statements of Cash Flows                                    5

    Notes to Consolidated Financial Statements                               7

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                          CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

FOR THE PERIODS ENDED                         JUNE 30, 2005    MARCH 31, 2005
                                                                 (NOTE 16)
==============================================================================

                                A S S E T S
                                -----------
CURRENT

  Cash                                       $       54,583   $         2,723
  Accounts receivable                               124,624             9,365
  Prepaids and sundry receivables                    39,609            41,845
                                             ---------------  ----------------

                                                    218,816            53,933

PROPERTY AND EQUIPMENT (Note 3)                      53,577            57,463
                                             ---------------  ----------------

                                             $      272,393   $       111,396
                                             ===============  ================

                           L I A B I L I T I E S
                           ---------------------

CURRENT
  Accounts payable and accrued liabilities   $    1,120,730   $     1,004,461
  Shares subscribed                                 153,597                 -
  Convertible debentures                            117,775                 -
  Deferred revenue                                    6,146             6,146
  Convertible notes payable (Note 4)                 89,146            89,146
  Loans payable (Note 5)                             30,095            35,095
                                             ---------------  ----------------
                                                  1,517,489         1,134,848

DUE TO SHAREHOLDERS (Note 6)                        365,550           249,324

MINORITY INTEREST (Note 8)                            1,000             1,000
                                             ---------------  ----------------

                                                  1,884,039         1,385,172
                                             ---------------  ----------------

                    S H A R E H O L D E R S' DEFICIENCY
                    -----------------------------------

CAPITAL STOCK (Note 7)                            3,554,413         3,158,521

CONTRIBUTED SURPLUS (Note 8)                        601,676           601,676

DEFICIT                                          (5,767,734)       (5,033,973)
                                             ---------------  ----------------

                                                 (1,611,645)       (1,273,776)
                                             ---------------  ----------------

                                             $      272,393   $       111,396
                                             ===============  ================

APPROVED ON BEHALF OF THE BOARD

--------------------------------------


================================================================================
                             See Accompanying Notes                           2.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                       CONSOLIDATED STATEMENTS OF DEFICIT
                                   (UNAUDITED)

FOR THE PERIODS ENDED                         JUNE 30, 2005    MARCH 31, 2005
                                                                 (NOTE 16)
==============================================================================

DEFICIT - beginning of period

As previously reported                       $   (5,033,973)  $    (4,191,897)
Correction of accounting error (Note 16)                  -            67,000
Change of accounting policy (Note 2)                      -           (49,000)
                                             ---------------  ----------------
                                                 (5,033,973)       (4,173,897)

Net loss                                           (733,759)         (860,076)
                                             ---------------  ----------------

DEFICIT - End of year                        $   (5,767,734)  $    (5,033,973)
                                             ===============  ================


================================================================================
                             See Accompanying Notes                           3.

                                 PHINDER TECHNOLOGIES INC.
                       (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                        (UNAUDITED)


FOR THE PERIODS ENDED JUNE 30                                       2005          2004
==========================================================================================

REVENUES                                                        $   333,814   $    53,063

COST OF REVENUES                                                     49,213        14,658
                                                                ------------  ------------

GROSS PROFIT                                                        284,601        38,405
                                                                ------------  ------------

EXPENSES

  Administrative                                                    159,205        75,586
  Selling                                                           409,363           646
  Consulting                                                        182,977             -
  Concept and contracts                                              90,000             -
  Early contract termination                                         51,000             -
  Computer                                                           56,424        19,949
  Management fees                                                    37,500             -
  Interest                                                           28,005            35
  Amortization                                                        3,886         6,914
                                                                ------------  ------------


                                                                  1,018,360       103,130
                                                                ------------  ------------

NET LOSS                                                        $  (733,759)  $   (64,725)
                                                                ============  ============

LOSS PER SHARE (Note 9)                                         $     (0.03)  $     (0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES                         23,995,945    10,276,241


================================================================================
                             See Accompanying Notes                           4.

                                 PHINDER TECHNOLOGIES INC.
                       (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (UNAUDITED)


FOR THE PERIODS ENDED JUNE 30                                       2005          2004
==========================================================================================

OPERATING ACTIVITIES

  Net loss                                                      $  (733,759)  $   (64,725)

  Adjustment for non-cash items:
  Amortization of property and equipment                              3,887         6,914
  Consulting services paid by issuance of shares                     94,800             -
  Purchase of concept and contracts                                  90,000             -
  Early contract termination fee                                     51,000             -
  Financing fees paid by issuance of shares                          37,800             -
  Rent paid by issuance of shares                                    17,040             -
                                                                ------------  ------------
  Dilution gain (Note 8)                                           (439,232)      (57,811)

  Changes in non-cash balances related to operations (Note 10)        3,245       (45,702)
                                                                ------------  ------------

CASH FLOWS (USED IN) OPERATING ACTIVITIES                          (435,987)     (103,513)
                                                                ------------  ------------

INVESTING ACTIVITIES

  Additions to property and equipment                                     -             -
                                                                ------------  ------------

CASH FLOWS USED IN INVESTING ACTIVITIES                                   -             -
                                                                ------------  ------------

FINANCING ACTIVITIES

  Shares subscribed                                                 153,597             -
  Convertible debentures                                            117,775             -
  Advances from shareholders                                        116,225        41,794
  Increase (decrease) in loans payable                               (5,000)            -
  Issuance of capital stock                                         105,250        19,695
  Share issuance by subsidiary                                            -        33,750
  Shares of subsidiary subscribed                                         -      (559,144)
  Issuance of shares of subsidiary                                        -       559,144

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                         487,847        95,239
                                                                ------------  ------------

NET CHANGE IN CASH                                                   51,860        (8,274)

CASH - Beginning of year                                              2,723        11,384
                                                                ------------  ------------

CASH - End of year                                              $    54,583   $     3,110
                                                                ============  ============


================================================================================
                             See Accompanying Notes                           5.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             JUNE 30, 2005 AND 2004
================================================================================

Non-cash  transactions:



During the period of April 1-June 30, 2005, the Company entered into the following non-cash transactions:

     - The Company issued 1,580,000 common shares for consulting services of $94,800.

     - The Company issued 1,500,000 common shares for purchase of concept and contracts of $90,000.

     -    The  Company  issued  80,000  common  shares  for  rent  of  $17,040.

     - The Company issued 530,000 common shares for financing fees of $37,800.

     - The Company issued 850,000 common shares for early contract termination of $51,000.


During the period of April 1-June 30, 2004, the company did not enter into the non-cash transactions.


================================================================================
/Continued                                                                    6.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

1.   NATURE OF COMPANY'S OPERATIONS AND BASIS OF PRESENTATION

     On February 1, 2005 the Company changed its name from Digital Rooster.com Ltd. to Phinder Technologies Inc.

     Phinder Technologies Inc. (the "Company"), formerly known as Digital Rooster.com Ltd., and its wholly owned subsidiary Axcess Internet Solutions Inc. derive their revenue from subscriptions to YellowPages.biz, an online business directory that includes web hosting, unlimited Internet access, web based email and a customized web site. Phinder Technologies Inc. and its wholly owned subsidiaries Avrada Inc., Web Dream Inc., Bill Media Inc. and Pizay Investments Inc. derive their revenue also from monthly subscriptions to the website content.


     GOING CONCERN BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at March 31, 2005, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.


2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

     a)   Basis of presentation

          These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Significant differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles, as they relate to these consolidated financial statements, are explained in Note 17.

     b)   Change in accounting policy

          Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. This change results in an increase of $49,000 to the 2004 deficit and an increase of $49,000 to the 2004 contributed surplus. See also Note 7 (b).


================================================================================
/Continued                                                                    7.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     c)   Use of estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at March 31, 2005 and 2004 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.

     d)   Revenue recognition

          Revenue from monthly subscriptions to the website is deferred upon receipt of payment and is recognized as revenue as the services are provided.

          Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

          Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

          If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil.

          Revenue from web traffic is recognized when all significant obligations are completed, the fees are fixed and determinable and collectability of the fees is reasonably assured.

     e)   Property and equipment

          Property and equipment are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture  and  fixtures     -  20%  declining  balance
          Leasehold  improvements      -  20%  straight  line
          Computer  hardware           -  30%  declining  balance
          Computer  software           -  100%  declining  balance
          Property and equipment purchased during the period are amortized at one-half of the above stated rates.

     f)   Income taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes. The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.


================================================================================
/Continued                                                                    8.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION - CONTINUED

     g)   Foreign  currency  translation

          The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period.

     h)   Costs of raising capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     i)   Non-monetary transactions

          Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830
          ("Non-monetary  transactions")  of  the  CICA  Handbook.

     j)   Stock-based compensation

          Employees

          For stock-based compensation issued to employees, the Company recognizes an expense. The Company accounts for its grants in accordance with the fair value-based method of accounting for stock-based compensation.

          Non-employees

          For stock-based compensation issued to non-employees, the Company recognizes an asset or expense based on the fair value of the equity instrument issued.

     k)   Loss per share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. Fully diluted loss per share will not be calculated, as the effect on the loss per share would be anti-dilutive


================================================================================
/Continued                                                                    9.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

3.   PROPERTY AND EQUIPMENT

                                               As At June 30, 2005
                                               --------------------
                                                   Accumulated           Net Carrying
                                 Cost              Amortization             Amount
                         --------------------  --------------------  --------------------
Furniture and equipment  $             45,978  $             29,885  $             16,093

Leasehold improvements                  8,141                 8,141                     -

Computer hardware                     240,952               203,468                37,484

Computer software                      20,958                20,958                     -
                         --------------------  --------------------  --------------------

                         $            316,029  $            262,452  $             53,577
                         ====================  ====================  ====================


                                               As At March 31, 2005
                                               --------------------
                                                    Accumulated           Net Carrying
                                 Cost              Amortization              Amount
                         --------------------  ---------------------  --------------------
Furniture and equipment  $             45,978  $              29,038  $             16,940

Leasehold improvements                  8,141                  8,141                     -

Computer hardware                     240,952                200,429                40,523

Computer software                      20,958                 20,958                     -
                         --------------------  ---------------------  --------------------

                         $            316,029  $             258,566  $             57,463
                         ====================  =====================  ====================


================================================================================
/Continued                                                                   10.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

4.   CONVERTIBLE NOTES PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within the current fiscal year. The notes are convertible, at the option of the lenders, at a conversion rate of US $7.14 per common share for a total of approximately 11,200 common shares.

5.   LOANS PAYABLE

     The loans payable consist of US$25,000 that is unsecured, bear no interest and have no fixed terms of repayment and US$5,000 that is unsecured, bear annual interest of 9% and is due on August 15, 2005.

6.   DUE TO SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before December 1, 2006.


================================================================================
/Continued                                                                   11.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

7.   CAPITAL STOCK

     a)   Authorized

     Unlimited number of common shares

     Issued and outstanding                           Number    Carrying amount
                                                    ----------  ----------------

     Balance as at March 31, 2004                    8,094,639         2,731,086

     Additional shares issued (i)                    4,738,590                 -

     Issued for cash                                 6,106,768           257,338

     Issued for consulting services                  2,659,500           107,975

     Issued for management services                    650,000            17,500

     Issued for rent                                    70,000            41,322

     Issued as note payable repayment                   20,000             3,300
                                                    ----------  ----------------

     Balance as at March 31, 2005                   22,339,497  $      3,158,521
                                                    ==========  ================

     Issued for cash                                 1,695,666           105,250

     Issued for consulting services                  1,580,000            94,800

     Issued for purchase of concept and contracts    1,500,000            90,000

     Issued for early termination of contract          850,000            51,000

     Issued for financing fee                          530,000            37,800

     Issued for rent                                    80,000            17,040

     Issued as a collateral                          2,000,000                 -
                                                    ----------  ----------------

     Balance as at June 30, 2005                    30,575,163  $      3,554,411
                                                    ==========  ================

On March 17, 2004, the Company declared a 75 percent split of the Company's Common Shares effected by means of a dividend. Every four outstanding whole common shares became entitled to three additional common shares. Share certificates representing the stock dividend were mailed on or after April 26, 2004 to shareholders of record as of the close of business on April 7, 2004. The effect of increasing the number of Company's outstanding common shares by 75 percent is reflected in the weighted average number of shares outstanding and earnings per share.

(i) Additional shares issued represent the net of the 6,110,490 shares issued on 75 percent stock split and subsequent cancellation of 1,371,900 shares.


================================================================================
/Continued                                                                   12.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

7.   CAPITAL STOCK - CONTINUED


     b)     Stock - based compensation

          The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. The Company accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against the deficit for this plan is $49,000 for 2004. In respect to the effect of the change in accounting policy see Note 2.

          The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in March 2003: dividend yield of nil; expected volatility of 170 percent, risk-free interest rate of 4.0 percent and expected life of 0 years. A summary of the status of the company's stock option plan as of March 31, 2004 and 2005, and changes during the years ending on those dates is presented below.

          Presented below is a summary of stock option plan activity adjusted for the stock split declared on March 17, 2004:

                                        Wt. Avg.                 Wt. Avg.
                                        Exercise     Options     Exercise
                              Number      Price    Exercisable     Price
                             ---------  ---------  ------------  ---------
     Balance, April 1, 2003   689,273   $    0.21      689,273   $    0.14

     Cancelled               (257,023)       0.14     (257,023)       0.14
     Granted                        -           -            -           -
     Exercised                      -           -            -           -
                             ---------  ---------  ------------  ---------
     Balance, June 30, 2005   432,250   $    0.14      432,250   $    0.14
                             ---------  ---------  ------------  ---------


     Options outstanding and exercisable at March 31, 2005 are as follows:


            Outstanding                                          Exercisable
            -----------                                          -----------
                                       Wt. Avg.                               Wt. Avg.
                           Expiry     Remaining                               Exercise
     Price    Number        Date        Life     Exercise Price    Number      Price
     -----  -----------  -----------  ---------  --------------  -----------  --------
      0.14      432,250  March, 2013          8            0.14      432,250      0.14

            -----------                                          -----------
                432,250                                              432,250
            ===========                                          ===========

     As a result of the stock split declared on March 17, 2004 the number of stock options increased by 75 percent and accordingly the exercise price decreased by 75 percent.


================================================================================
/Continued                                                                   13.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

7.   CAPITAL STOCK - CONTINUED


     No stock options were granted during the periods ended June 30, 2004 and 2005.


8.   CONTRIBUTED SURPLUS

     Avrada common shares issued for cash in Fiscal 2004                $491,144

     Stock option compensation - change in accounting policy (Note 2)     49,000
                                                                       ----------

     Balance as at March 31, 2004                                        540,144

     Buyback of shares                                                  (135,000)

     Issued for cash                                                     130,032

     Issued for consulting services                                       17,500

     Stock-based compensation                                             49,000
                                                                       ----------

     Balance as at June 30, 2005                                       $ 601,676
                                                                       ==========

     In fiscal 2004 the Company's wholly owned subsidiary, Avrada Inc. ("Avrada"), issued from treasury 4,187,000 common shares for proceeds of $559,144. The company recorded a dilution gain of $67,000, a minority interest of $1,000 and contributed surplus of $491,144. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for the period of one year from the date of agreement. As at March 31, 2005, the options have expired.

     In fiscal 2005, Avrada bought back 1,000,000 common shares for $135,000. In addition, Avrada issued 1,212,815 common shares from treasury for proceeds of $130,032. Each share of Avrada was issued with one common share purchase warrant attached, giving the holder the option to purchase one additional common share of the subsidiary at the cost of US$0.20, for a period of one year from the date of the agreement. In Fiscal 2005, 175,000 common shares of Avrada were issued in return for consulting services of $17,500. The resultant dilution gain for these three transactions was insignificant and has not been recorded.


9.   LOSS PER SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


================================================================================
/Continued                                                                   14.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

10.  CHANGES IN NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     Changes in non-cash operating items:

                                                                       June 30,    June 30,
                                                                         2005        2004
                                                                      ----------  ----------
     (Increase) in accounts receivable                                $(115,260)  $  (5,028)
     Decrease (increase) decrease in prepaid and sundry receivables       2,237     (16,901)
     Increase (decrease) in deferred revenue                                  -           -
     Increase (decrease) in accounts payable and accrued liabilities    116,268     (23,773)
                                                                      ----------  ----------

                                                                      $   3,245   $ (45,702)
                                                                      ==========  ==========

     Interest paid                                                    $  28,005   $  25,431
                                                                      ==========  ==========

11.  CONTINGENT LIABILITIES

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

     b) In 2001, a claim was filed against the Company seeking return of the sum of $82,115 plus interest plaintiff claimed to have advanced by way of loan to the Company, whereas the monies clearly appear to have advanced to Jazz Monkey Media Inc so that Phinder Technologies Inc. should have no liability. There was little activity in the claim and the outcome of the case is uncertain.

     c) In the first quarter of fiscal 2006, the Company issued from treasury 2,000,000 shares as collateral to secure extended credit terms with a provider of marketing services for Internet Bundle.


12.  LEASE COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on May 31st 2007.

     Future minimum payments for its operating leases as at March 31, 2005 are approximately as follows:

          2006                                      $  75,000
          2007                                      $  72,000
          2008                                      $  12,000


================================================================================
/Continued                                                                   15.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

13.  INCOME TAXES

     The provision for income taxes differs from the expense that would be obtained by applying statutory rates as a result of the following:

                                                           2005                 2004
                                                           ----                 ----
                                                    Amount       %       Amount       %
                                                  ----------  -------  ----------  -------
     Combined statutory basic Canadian federal
       and provincial tax rates                   $(300,000)  (36.12)  $(360,000)  (36.60)

     Loses for which no income tax benefits have
       been recorded and other permanent
       differences                                 (300,000)   36.12    (360,000)   36.60
                                                  ----------  -------  ----------  -------

                                                  $       -        -   $       -        -
                                                  ==========  =======  ==========  =======

     The Company has available non-capital losses, the benefits of which have not been recorded, of approximately $ 4,850,000 to be applied against future taxable income. The losses expire as follows:

          2006                                  $ 133,000
          2007                                    614,000
          2008                                    771,000
          2009                                  1,052,000
          2010                                    490,000
          2011                                    960,000
          2015                                    830,000
                                               ----------
                                               $4,850,000
                                               ==========

     The nature and effects of the temporary differences that give rise to significant portions of the future income tax asset is as follows:

                                                              March 31,     March 31,
                                                                2005          2004
                                                            ------------  ------------
          Future income tax asset - Losses carried forward  $ 1,800,000   $ 1,500,000
          Valuation allowance                                (1,800,000)   (1,500,000)
                                                            ------------  ------------
          Net future income tax asset                       $         -   $         -
                                                            ============  ============

     No future income tax asset has been recorded in respect of the above because the company cannot determine whether it is more likely than not that it will be able to realize the future income tax assets during the carry forward period.


================================================================================
/Continued                                                                   16.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

14.  FAIR VALUE OF FINANCIAL STATEMENTS

     The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

          (i)  Accounts receivable

               The carrying amount is equal to the fair value due to the liquidity of the assets.

         (iii) Accounts payable, convertible notes payable, loans payable and due to shareholders

               The fair value of accounts payable, convertible notes payable, loans payable and due to shareholders is not equal to carrying value, as the amounts are non-interest bearing. As the amounts have no terms of repayment, the fair value cannot be calculated with any degree of certainty.


15.  BUSINESS SEGMENTS AND GEOGRAPHICAL INFORMATION

     The subsidiary of the Company has been operating in one business segment only, being monthly subscription to, and license of, website and video contents.

     Geographical  information

     Information as to sales and accounts receivable by reportable geographic segments is:

                                                   March 31,   March 31,
                                                      2005        2004
                                                   ----------  ----------
               Sales
               -----
                 Canada                                   31%         10%
                 United States                            69%         90%

               Accounts receivable
               -------------------
                 United States                            74%         93%
                 Canada                                   26%          7%


================================================================================
/Continued                                                                   17.

                            PHINDER TECHNOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             JUNE 30, 2005 AND 2004
================================================================================

16.  CORRECTION OF ACCOUNTING ERROR

     The consolidated financial statements as at March 31, 2004 and for the year then ended have been corrected for an accounting error made regarding the recognition of minority interest, contributed surplus, dilution gain and goodwill on the issuance of 4,187,000 common shares from treasury of the company's subsidiary, Avrada Inc. ("Avrada") for proceeds of $559,144.

     As a result of the above correction, comparative amounts for minority interest balance has been decreased from $559,144 to $1,000 and the contributed surplus amount has been increased from $Nil to $491,144 in the consolidated balance sheet, and the impairment of goodwill has been decreased from $234,840 to $Nil and the gain on dilution has been reduced from $234,840 to $67,000 in the consolidated statements of operations.


================================================================================
/Continued                                                                   18.

                            PHINDER TECHOLOGIES INC.
                  (FORMERLY KNOWN AS DIGITAL ROOSTER.COM LTD.)


Attached hereto are the following exhibits:

12.1 Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2 Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1 Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2 Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf


"John A. van Arem"
Chief Executive Officer of
Phinder Technologies Inc.
--------------------------
Registrant

"John A. van Arem"
Chief Financial Officer of
Phinder Technologies Inc
--------------------------
Registrant

Date:   August 15, 2005